Press Release

2006 AHOLD ANNUAL GENERAL MEETING

SPEECH BY PRESIDENT AND CEO ANDERS MOBERG

(Note: the speech of Ahold President and CEO Anders Moberg is published as a press release and is also available on www.ahold.com)

Amsterdam, the Netherlands, May 18, 2006

Ladies and Gentlemen,

When I stood before you in 2003, our task was to rebuild Ahold.

Three years later, we have transformed the company and completed the majority of our recovery strategy.

Personally, it's been a remarkable three years, full of challenges and hard work. We've achieved a great deal and have much to be proud of.

I would like to thank our people who have worked so hard, and you, our shareholders, for your support.

We have also experienced some setbacks. Certain plans have taken more time and resources than expected. Like the integration of Stop & Shop and Giant-Landover in the United States.

In addition, we needed to change certain processes and procedures to resolve the problems stemming from 2003. This added complexity to the organization. It was the right thing to do at the time - we had no other choice. We have come a long way since then to simplify things, but we still have much to do.

We have given an outlook for 2006 that falls short of the original targets we set in 2003. But let me be clear, these original targets remain unchanged. I believe we can - and need - to achieve them to continue to be competitive and successful. This remains our focus and our goal.

In 2005, we completed our divestment program, reduced our debt, and launched a new strategy for U.S. Foodservice. Today we are a more closely connected group of businesses, each with a strong and distinctive local identity.

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However, I believe our companies' individual strategies alone will not give us the superior collective performance we need. We must continue to find ways of working even more closely together to meet the challenges we face.

During the past year we continued to work on our strategic initiatives - sourcing, general merchandise, and IT retail systems - to drive synergies, create simplicity, and reduce costs.

We also brought on board some extremely talented individuals in key leadership positions.

One of them is John Rishton, our new chief financial officer. John has a sharp eye for costs and a track record of delivering results. In the short time he has been with us, he has already made a valuable impact.

We also recently announced that Dick Boer has been nominated to join our Corporate Executive Board. He will further strengthen our management team and contribute to our group-wide retail strategy and initiatives. In addition to his new Board responsibilities, Dick remains head of the Albert Heijn Arena.

In the United States, we have strengthened the team at U.S. Foodservice with many new senior appointments. In addition, I announced last month that Jose Alvarez would head our Stop & Shop/Giant-Landover Arena. He brings strong leadership - and a fresh approach - to one of our most important retail businesses.

In the Stop & Shop/Giant-Landover Arena, as in all our retail businesses, we need to accelerate growth. The competitive environment is changing faster than we - and others in our industry - had expected. Speed is of the essence.

Consumer perception of value has also shifted. This is a result of the rise of value retailers. Customers at all income levels now expect to see a distinct difference in quality, service or convenience if they are to pay more. And today we are dealing with increasingly aggressive behavior from our competitors. This is true within the supermarket channel - and in other channels providing food for consumers.

To compete successfully in this new value-driven world, it is more critical than ever to understand what our customers want - and to deliver superior solutions, faster than the competition.

We are not satisfied. We must find ways to increase the pace of implementing our strategic plans without sacrificing the quality of execution. This is a critical objective and a top priority.

To drive this process, we recently announced the formation of a retail review team, headed by Dick Boer. The team also includes Larry Benjamin and John Rishton.

They are evaluating Ahold's current retail businesses and will make recommendations on how to improve and speed up the execution of our plans.

Our ultimate objective is to accelerate the driving and funding of identical sales volume growth.

Driving identical sales - through value repositioning, private label, our fresh offering and, in the longer term, general merchandise - represents significant growth opportunities for us. And, as always in food retailing, we need to focus on managing costs.

Let me talk for a few moments about what we are doing to drive identical sales.

We are differentiating ourselves in the areas most important to our customers - and at a competitive price. A good example of where this is working well is at our Giant-Carlisle operation in the United States.

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Value repositioning is about lowering prices and enhancing quality. It is about listening to our customers - and anticipating their needs.

When successful - as we are at Albert Heijn and ICA- value repositioning brings more customers into our stores, drives sales volume, and further leverages our scale.

We are now going to build on these successes with a major value repositioning program at Stop & Shop and Giant-Landover.

Private label has been a key tool in value repositioning at Albert Heijn and ICA and will become more and more important across our businesses.

With private label we can better differentiate ourselves and our brands. We can increase customer loyalty, and gain advantages on cost.

We also see general merchandise as a major differentiator to help us create a one-stop shopping experience.

Our first step will be to roll out a new line of general merchandise and create a more integrated approach within our existing non-food business.

If this proves successful, we will further expand - potentially doubling our non-food sales by 2010.

One of our greatest strengths is making shopping easy for customers. Easy in, easy shop, easy out. We have great locations and we continually invest in improving our stores.

We are experimenting with new store formats to find out what works best. We have created laboratory-type stores - on both sides of the Atlantic - to test innovative ideas and new products:

o Like self-scanning technology to make shopping easier for customers - and reduce store costs.

o Like our unique healthy living ranges such as "Nature's Promise" in the United States and Gott liv, or Good Life, in Sweden.

o    Like in-store nutritionists, and cooking classes on healthy eating.

o and the introduction of special nutritional labeling - like the Albert Heijn clover.

To fund these initiatives, we need to lower costs.

In sourcing, for example, we have a significant opportunity. The cost of goods sold is the single largest expense in our business. We are taking an innovative approach that distinguishes us from the competition.

We are looking at the entire value chain - from raw materials to the products on our shelves - to identify where costs can be removed without affecting quality.

At the same time we are using customer insight to work with suppliers on developing new products that customers want.

We are also introducing a standard set of retail systems - and outsourcing IT. These are less visible initiatives, but will help us simplify the business.

At our Group Support Office, costs have grown in recent years because of the corrective measures we have had to take since 2003. We are taking a number of steps to significantly reduce overhead.

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Let me conclude by saying that what we are doing now is not about recovery. That phase is behind us.

Over the last three years we have accomplished many great things, and shown we have what it takes to succeed. We are working hard to keep our businesses as competitive and profitable as possible. In everything we do, speed is of the essence.

Our focus remains on the customer. All of our 247,000 employees are fully committed to doing what is right for our customers every day. That is the only way I believe we can maintain a sustainable and successful business for the future. And deliver the returns that you, our shareholders, expect.

We know what we have to do - and we have the strategy in place to make it happen.

Thank you very much for your continued support.

Ahold Press Office: +31 (0)20 509 5343

FORWARD-LOOKING STATEMENTS NOTICE
The speech contained in this press release contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, statements as to the outlook for 2006; statements as to our original targets remaining unchanged; statements as to the implementation of our business model and the expected results thereof; statements as to the expected contributions of certain key members of management and the expected results thereof; statements as to the pace at which our strategic plans need to be implemented, including the need to accelerate growth and the expected contributions from the recently formed retail review team; statements as to our objectives regarding identical sales, including the expected growth opportunity with respect to identical sales and the need to lower costs to fund such growth; statements as to our current and planned initiatives, including the value repositioning programs, plans to remove costs from the value chain, the development of new products and the offerings of private label and general merchandise, and the expected results thereof; statements as to our information technology strategy and other initiatives to standardize and simplify systems and processes; statements regarding reduction of corporate overhead costs; and statements regarding delivery of expected shareholder returns. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, increases or changes in competition in the markets in which our subsidiaries and joint ventures operate, the actions of our competitors, joint venture partners, vendors, unions, contractors and other third parties, the actions of our customers, including their acceptance of new products and private label products and their reactions to new store formats, store locations, changes in our pricing policies and product offering and other strategies, our ability to implement and complete successfully our plans and strategies and to meet our targets or delays or additional costs encountered in connection with their implementation or achievement, difficulties or delays in the implementation of new operational improvements and systems, the benefits from and resources generated by our plans and strategies being less than or different from those anticipated, the inability to reduce costs or realize cost savings in the manner or to the extent planned, the reaction of our employees to operational and other changes in the working environment, the costs or other results of pending or future investigations or legal proceedings, actions of courts, law enforcement agencies, government agencies and third parties, as well as our ability to defend ourselves in connection with such investigations or proceedings, the risk that the settlement of the securities class action will not be approved by the court and that any court approval will be reversed in whole or in part on appeal, changes in our liquidity needs, the actions of our shareholders, including their acceptance of the settlement, the diversion of management's attention from implementing our plans and strategies, unanticipated disruptions to our operations, including disruptions due to labor strikes, work stoppages, or other similar interruptions, increases in the cost of healthcare, pensions or insurance, increases in energy costs and transportation costs, any slowdown in independent restaurant growth, rapid fluctuations in costs for resale products where such fluctuations cannot be passed along to our customers on a timely basis and our ability to recruit and retain key personnel and other factors discussed in our public filings. Many of these and other risk factors are detailed in our 2005 Annual Report. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities law. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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